UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )

Central Federal Corporation

(Name of Company)

Common Stock

(Title of Class of Securities)

15346Q103

(CUSIP Number)

August 12, 2009

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Person 1

1.	(a) Names of Reporting Persons. MacNealy Hoover Investment Management (b) Tax ID 34-1891992
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 242,156
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 242,156
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 242,156
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount In Row (9) 5.9%
12	Type of Reporting Person (See Instructions)

MacNealy Hoover Investment Management is a registered investment advisor providing investment management services to individuals, pension and profit sharing plans, trusts, estates, charitable organizations and other business entities. In that capacity, the firm has voting power, investment power, or both over an aggregate of 242,156 shares. Mr. MacNealy personally owns 31,000 shares in his retirement account and 10,000 shares in his trust account. Mr. Hoover owns 4,000 shares in his retirement account.

Item 1.	(a)	Name of Issuer.

Central Federal Corporation

	(b)	Address of Issuer's Principal Executive Offices.

2923 Smith Road, Fairlawn, Ohio 44333

Item 2.	(a)	Name of Person Filing.

MacNealy Hoover Investment Management

	(b)	Address of Principal Business Office or, if none, Residence.

200 Market Ave. N., Suite 200, Canton, Ohio 44702

	(c)	Citizenship.

USA

	(d)	Title of Class of Securities.

Common Stock

	(e)	CUSIP Number.

15346Q103

Item 3.		If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

		(a) [ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c);

		(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

		(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

		(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

		(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

		(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

	(h) [ ]	A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 242,156

	(b)	Percent of class: 5.9%

	(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 242,156

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 242,156

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

Item 10.	Certification.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2009
Date

/s/ MacNealy Hoover Investment Management
Signature

Harry C.C. MacNealy
CEO and CCO
Name/Title

EXHIBIT A

Transactions within the last sixty days
6/12/2009 through 8/12/2009
6/16 Buy 2,700 $3.013
6/17 Buy 6,000 3.008
6/24 Buy 97 2.662
6/26 Buy 3,200 2.76
6/30 Buy 4,446 2.77
7/02 Buy 6,000 2.76
8/07 Buy 14,600 2.473
8/10 Buy 11,000 2.58
8/11 Buy 2,303 2.59
8/12 Buy 3,000 2.71

Attention:

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)